Room 4561

July 12, 2007

Peter S. Norman
Chief Financial Officer and Principal Accounting Officer
Chordiant Software, Inc.
20400 Stevens Creek Blvd., Suite 400
Cupertino, California 95014

     Re: Chordiant Software, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2005
              Form 10-Q for Fiscal Quarter Ended December 31, 2005
              Form 10-Q for Fiscal Quarter Ended March 31, 2006
              Forms 8-K Filed on February 9, May 4 and August 8, 2006
              File No. 0-29357

Dear Mr. Norman,

     We have reviewed your response letter dated February 20, 2007 and the above referenced filings and have the following comments.

Form 10-K for Fiscal Year Ended September 30, 2005

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, Pages 58 and 59

1. We are considering your response to comment 1 in our letter dated January 25, 2007 and comment 1 in our letter dated October 27, 2006. With regard to your ability to establish VSOE for essential customization services, for purposes of allocating revenue between services and licenses pursuant to Rule 5-03(1) of Regulation S-X, tell us whether you have historically performed complex customization services for an established customer and at what rates these services are charged. That is, subsequent to the initial installation and provision of essential customization services, have you been engaged to perform additional customization services for the same customer at rates consistent with those described in your November 13, 2006 response to comment 1 of our October 27, 2006 letter? We note that in your November 13, 2006 response you refer to only "minor customizations" for established customers.

2. Refer to your responses to comments 5 and 6 in our letter dated January 25, 2007. We are skeptical of your selected recognition model because you appear to be recognizing profit on elements for which it cannot be established with certainty

that no discount has been allocated to the undelivered elements. However, we will consider the issue further if you provide us with the following information:

a. Tell us the period over which the customization services were performed.
b. Tell us the period over which profit was recognized, and the amounts recognized in each period.
c. Reconcile your recognition of profit with the model set forth in the additional guidance referred to in your response. Specifically, we note that under the approaches described, "no profit would be recognized on the arrangement until the services are complete."
d. Explain how you determined that the value of the subscription license was $16,000 when your response to comment 2 of our October 27, 2006 letter states that you have "not yet developed VSOE for subscription licenses."
e. Explain how you are able to estimate the costs associated with the subscription license in the absence of a history of offering this type of product. We note from your response that you have a history of, and experience in establishing time and cost estimates related to customer projects, however, it is our understanding that the provision of a subscription element was first offered in the fourth quarter of fiscal 2006.
f. In your correspondence of August 17, 2006 you stated that through the quarter ended March 31, 2006 you had entered into one sales arrangement involving a software subscription arrangement. Tell us whether you have entered into any other sales arrangements which include a software subscription obligation subsequent to March 31, 2006. If so, indicate the contract value of such arrangements.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Tamara Tangen at (202) 551-3443 if you have any questions regarding our comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Branch Chief - Accounting